SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            VALMONT INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  920-253-10-1
                                 (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       Name of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (Entities Only)

                  ROBERT B. DAUGHERTY, ###-##-####

2.       Check the Appropriate Box if a Member of a Group

         [  ]  (a)                                   [  ]  (b)

3.       SEC Use Only


4.       Citizenship or Place of Organization:  United States

                                            5. Sole Voting Power

                                                   7,103,568 Shares
         Number of
         Shares                             6. Shared Voting Power
         Beneficially
         Owned by                                  -0- Shares
         Reporting
         Person                             7. Sole Dispositive Power
         With
                                                   7,103,568 Shares

                                            8.  Shared Dispositive Power

                                                   -0- Shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         7,103,568 Shares

10.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares:
         [  ]

11. Percent of Class Represented by Amount in Row 11: Approximately 25.7% of voting securities.

12.  Type of Reporting Person:  IN


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ITEM 1(a).        NAME OF ISSUER:

                           Valmont Industries, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           Valley, Nebraska  68064

ITEM 2(a).        NAME OF PERSON FILING:

                           Robert B. Daugherty

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                           Guarantee Centre, Suite 225, 8805 Indian Hills Drive, Omaha, Nebraska 68114

ITEM 2(c).        CITIZENSHIP:  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock

ITEM 2(e).        CUSIP NUMBER:  920-253-10-1


ITEM 3.           This Amendment No. 1 amends a previously filed Schedule 13G.
                  The reporting person's ownership of Valmont common stock existed prior to Valmont's initial public offering. The number of shares owned by the reporting person increased during 1997 on account of (i) a two-for-one stock split by the Issuer, and (ii) the acquisition of shares under an Issuer stock plan.

ITEM 4.           OWNERSHIP.

         If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

         (a)      Amount beneficially owned:  7,103,568

         (b)      Percent of Class: 25.7%

         (c)      Number of shares as to which such person has:

              (i)      Sole Power to vote or to direct the vote:  7,103,568

             (ii)      Shared power to vote or to direct the vote: -0-

            (iii)      Sole power to dispose or to direct the disposition of:
                       7,103,568

             (iv)      Shared power to vote or to direct the disposition of:
                       -0-



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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 19, 1998
                                              -------------------------------
                                                          (Date)

                                                 /s/ Robert B. Daugherty
                                              -------------------------------
                                                     Robert B. Daugherty

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